Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Net 1 UEPS Technologies Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement.

Dated: January 31, 2020

International Value Advisers, LLC

By: /s/ Charles de Vaulx

Name: Charles de Vaulx

Title: Managing Partner

Charles de Vaulx

/s/ Charles de Vaulx

Charles de Lardemelle

/s/ Charles de Lardemelle

sf-3665662